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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25

                                                 Commission File Number: 0-21486

                           NOTIFICATION OF LATE FILING

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
(Check One):   [x] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q  [_] Form N-SAR
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     For Period Ended:   January 30, 2002
                       ---------------------------------------------------------

[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q

[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR

[_] Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Hurry, Inc.
                        --------------------------------------------------------

Former name if applicable           Harry's Farmers Market, Inc.
                          ------------------------------------------------------

Address of principal executive office (Street and number)    Post Office Box 567
                                                          ----------------------

City, state and zip code            Alpharetta, Georgia  30009
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on
[_] Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced, Hurry, Inc. has sold or closed all of its stores and ceased daily operations. The Company intends to call a special shareholders meeting at which shareholders will be asked to vote on a Plan of Liquidation and Dissolution. In an effort to cut costs and conserve cash, the Company has terminated the employment of substantially all of its corporate personnel. The Company's few remaining employees have been working to maximize shareholder value through sales of the Company's remaining assets as well as negotiations with third parties regarding outstanding liabilities. Although the Company's remaining employees have been working diligently to complete all the required information for the Company's annual report on Form 10-K for the fiscal year ended January 30, 2002, the Form 10-K cannot be completed on or before the April 30, 2002 prescribed due date without unreasonable effort or expense. While no assurances can be given regarding the filing date, the Company's remaining employees are working to prepare and file the Form 10-K as promptly as practicable.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regarding to this notification

          Harry A. Blazer              (678)             393-1294
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          (Name)                       (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitavely, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On October 31, 2001, the Company sold substantially all of its assets, which included its three megastores, bakery, commissary kitchen, corporate office and intellectual property, and related liabilities to Whole Foods Market, Inc. In addition, prior to January 30, 2002, the Company closed three of its six Harry's In A Hurry stores. Accordingly, the Company's financial results for the year ended January 30, 2002 will differ materially from its financial results for the prior fiscal year due to these changes in the Company's operations. The Company cannot make a reasonable estimate of the results until its year-end financial statements are complete.


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                                   Hurry, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     April 29, 2002             By:    /s/ Harry A. Blazer
     ----------------------             ----------------------------------------
                                    Name:  Harry A. Blazer
                                    Title: President and Chief Executive Officer

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